# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: SAB Biotherapeutics, Inc., CIK 0001833214
CUSIP: 78397T202
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 777 W 41st St., Suite 401, Miami Beach, Florida (FL), 33140
Date of event which requires filing of this statement: 09/26/2025
Filed by CIK 0001346824
Persons authorized to receive notices and communications: Peter Kolchinsky, RA Capital Management, L.P., 200 Berkeley Street, 18th Floor, Boston, Massachusetts (MA), 02116, 617.778.2500

## Reporting persons
- RA Capital Management, L.P. (CIK 0001346824): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,401,500; sole dispositive power 0; shared dispositive power 4,401,500; aggregate amount beneficially owned 4,401,500 (9.9% of the class)
- Peter Kolchinsky (CIK 0001384859): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,401,500; sole dispositive power 0; shared dispositive power 4,401,500; aggregate amount beneficially owned 4,401,500 (9.9% of the class)
- Rajeev Shah (CIK 0001619841): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,401,500; sole dispositive power 0; shared dispositive power 4,401,500; aggregate amount beneficially owned 4,401,500 (9.9% of the class)
- RA Capital Healthcare Fund, L.P. (CIK 0001315082): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 4,401,500; sole dispositive power 0; shared dispositive power 4,401,500; aggregate amount beneficially owned 4,401,500 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: SAB Biotherapeutics, Inc.
Address of issuer's principal executive offices: 777 W 41st St., Suite 401, Miami Beach, Florida (FL), 33140

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed on behalf of RA Capital Management, L.P. ("RA Capital"), Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the "Fund"). RA Capital, Dr. Kolchinsky, Mr. Shah and the Fund are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, (the "Act") is attached hereto as Exhibit 99.1.

The Fund directly holds (i) 4,401,500 shares of common stock; (ii) Series B preferred stock ("Preferred Stock") convertible for up to 12,738,500 shares of common stock at a conversion ratio of 100 shares of common stock per share of Preferred Stock; (iii) Preferred Stock purchase warrants (the "Release Date Warrants") exercisable for up to 85,700 shares of Preferred Stock; and (iv) Preferred Stock purchase warrants (the "Enrollment Date Warrants" and, together with the Release Date Warrants, the "Warrants") exercisable for up to 171,400 shares of Preferred Stock. The Preferred Stock contains a provision (the "Beneficial Ownership Blocker") which precludes conversion of the Preferred Stock to the extent that, following conversion, the Fund, together with its affiliates and other attribution parties, would own more than 9.99% of the common stock outstanding. The Fund is currently prohibited from converting the Preferred Stock by virtue of the Beneficial Ownership Blocker. The Fund may decrease or increase the maximum percentage by written notice to the Issuer from time to time to any other percentage not in excess of 19.99%, provided that any increase in the maximum percentage will not be effective until the sixty-first (61st) day after such notice is delivered to the Issuer.

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for the Fund and may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer held by the Fund. The Fund has delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in its portfolio, including the shares of the Issuer's common stock reported herein. Because the Fund has divested itself of voting and investment power over the reported securities it holds and may not revoke that delegation on less than 61 days' notice, the Fund disclaims beneficial ownership of the securities it holds for purposes of Section 13(d) of the Act and therefore disclaims any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this Schedule 13D other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13D shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 200 Berkeley Street, 18th Floor, Boston, MA 02116.
Present principal occupation or employment: The Fund is a private investment vehicle. RA Capital provides investment management services to the Fund. The principal occupation of each of Dr. Kolchinsky and Mr. Shah is investment management.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 6 of the cover pages.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On July 21, 2025, the Issuer entered into a securities purchase agreement (the "Securities Purchase Agreement") with certain accredited investors (the "Investors"), including the Fund, pursuant to which the Issuer agreed to issue and sell, in a private placement (the "Offering"), (i) 1,000,000 shares (the "Preferred Shares") of the Issuer's newly-designated Preferred Stock, convertible into 100,000,000 shares of the Issuer's common stock (the "Conversion Shares"), (ii) Release Date Warrants to purchase up to 500,000 shares of Preferred Stock (the "Release Date Warrant Shares"), and (iii) Enrollment Date Warrants to purchase up to 1,000,000 shares of Preferred Stock (the "Enrollment Date Warrant Shares" and, together with the Release Date Warrant Shares, the "Warrant Shares"). The purchase price for each Preferred Share and accompanying Warrants was $175 per share. The Fund purchased 171,400 Preferred Shares, 85,700 Release Date Warrants and 171,400 Enrollment Date Warrants for an aggregate of $29,995,000. The source of funds for such purchase was working capital. The Offering closed, and the Preferred Shares and Warrants were issued, on July 22, 2025.

Pursuant to the Certificate of Designations of Preferences, Rights and Limitations of the Series B Convertible Preferred Stock (the "Certificate of Designations"), subject to the receipt of the Stockholder Approval (as defined below), each share of Preferred Stock is convertible at the option of the holder into shares of common stock at a conversion price of $1.75 per Conversion Share, subject to certain adjustments as set forth in the Certificate of Designations (the "Conversion Price"). Subject to the terms and limitations contained in the Certificate of Designations, the Preferred Stock did not become convertible until the Issuer's stockholders approved the issuance of all common stock issuable upon conversion of the Preferred Stock (inclusive of the maximum number of shares of Preferred Stock issuable upon exercise of the Warrants) (the "Stockholder Approval") at a special meeting of stockholders, which was held on September 26, 2025 (the "Special Meeting"). Upon receipt of the Stockholder Approval, pursuant to the Certificate of Designation, the shares of Preferred Stock automatically converted to common stock at the Conversion Price, subject to a conversion cap that limits the conversion of the Preferred Stock such that an Investor may not beneficially own more than 4.99% or 9.99%, as elected by such Investor at the time of the Offering (the "Maximum Percentage") of the shares of common stock that would be issued and outstanding following such conversion (the "Automatic Conversion").

The Fund elected a Maximum Percentage of 9.99% and, accordingly, upon receipt of the Stockholder Approval, 44,015 shares of Preferred Stock held by the Fund automatically converted to 4,401,500 shares of the Issuer's common stock, representing 9.99% of the outstanding common stock following the Automatic Conversion.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the common stock reported herein for investment purposes and not with an intent, purpose or effect of changing control of the Issuer. Although the Reporting Persons currently have no plan or proposal to acquire any additional Issuer securities or to dispose of any of the Issuer securities reported herein, the Reporting Persons may, from time to time, acquire additional equity securities or debt securities of the Issuer, which debt securities may be convertible or non-convertible, secured or unsecured, and could involve the monetization of potential revenue streams deriving from development-stage or commercial programs of the Issuer, or dispose of Issuer securities they beneficially own, on the open market or in private transactions or otherwise (including by means of 10b5-1 programs), consistent with their investment purposes and in amounts, on such terms and at such times as to be determined by the Reporting Persons based upon a number of factors, including, without limitation, their ongoing assessment of the Issuer's business prospects, the availability of Issuer securities at prices that would make the purchase or sale of such securities desirable, prevailing market conditions, the availability of other investment opportunities, and/or other considerations.

In addition, consistent with their investment purpose, the Reporting Persons may engage in communications with persons associated with the Issuer, including stockholders of the Issuer, officers of the Issuer, members of the board of directors of the Issuer, and/or or other third parties, to discuss matters regarding the Issuer, including but not limited to its operations, strategic direction, governance or capitalization, and potential business combinations or dispositions involving the Issuer or certain of its businesses.

Except as described herein, the Reporting Persons have no present plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Depending on various factors including, without limitation, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and Board, other investment opportunities available to RA Capital, the price levels of the Issuer securities, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may change their purpose and formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made by the Reporting Persons alone or in conjunction with other stockholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Letter Agreement

On July 21, 2025, the Issuer and the Fund entered into a letter agreement (the "Letter Agreement"), whereby the Issuer agreed to nominate up to two individuals designated by the Fund (the "RA Nominees") to the Issuer's Board of Directors (the "Board") and to subsequently decrease the size of the Board by two members, such that the Board shall be comprised of nine persons. The RA Nominees shall remain on the Board, subject to the terms of the Letter Agreement, until such time as the Fund holds less than 50% of the common stock (including common stock issuable upon conversion of Preferred Stock) purchased by the Fund in the Offering. To date, the Fund has not yet designated any individuals for nomination pursuant to the Letter Agreement.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, a copy of which is filed as Exhibit 99.2 hereto and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 44,059,059 shares of common stock outstanding as of September 26, 2025, as reported by the Issuer to the Reporting Persons. Due to field limitations of the EDGAR filing system, the percentage listed in Row 13 of each of the cover pages has been rounded down to 9.9%.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities subject to this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Registration Rights Agreement

In connection with the Offering, the Issuer and each Investor entered into a registration rights agreement simultaneously with the Securities Purchase Agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, as promptly as reasonably practicable following the filing of the definitive proxy statement in connection with obtaining the Stockholder Approval, the Issuer was obligated to file a resale registration statement providing for the resale by the Investors of the Registrable Securities (as defined in the Registration Rights Agreement) and to use commercially reasonable efforts to cause such resale registration statement to be declared effective by the staff of the Securities and Exchange Commission (the "SEC") following the receipt of Stockholder Approval. The Issuer further agreed to take all steps necessary to keep such registration statement effective at all times until all Registrable Securities have been resold, or there remain no Registrable Securities. The resale registration statement was filed on September 2, 2025 and was declared effective on September 30, 2025.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as Exhibit 99.5 hereto and incorporated by reference herein.

Release Date Warrants

Each Release Date Warrant is exercisable at a price of $218.75 per Release Date Warrant Share beginning upon receipt of the Stockholder Approval until the earlier of (x) five years from the date of issuance and (y) 30 trading days after notice of the Phase II Release Date (as defined in the Release Date Warrant).

The foregoing description of the Release Date Warrants does not purport to be complete and is qualified in its entirety by reference to the Form of Preferred Warrant, a copy of which is filed as Exhibit 99.3 hereto and incorporated by reference herein.

Enrollment Date Warrants

Each Enrollment Date Warrant is exercisable at a price of $175 per Enrollment Warrant Share beginning upon receipt of the Stockholder Approval until the earlier of (x) five years from the date of issuance and (y) 30 trading days after notice of the Phase II Enrollment Date (as defined in the Enrollment Date Warrant).

The foregoing description of the Enrollment Date Warrants does not purport to be complete and is qualified in its entirety by reference to the Form of Preferred Warrant, a copy of which is filed as Exhibit 99.4 hereto and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Letter Agreement, dated July 21, 2025 by and between SAB Biotherapeutics, Inc. and RA Capital Healthcare Fund, L.P. (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K (File No. 001-39871) filed on July 21, 2025).

Exhibit 99.3 Form of Preferred Warrant (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K (File No. 001-39871) filed on July 21, 2025).

Exhibit 99.4 Form of Preferred Warrant (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K (File No. 001-39871) filed on July 21, 2025).

Exhibit 99.5 Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K (File No. 001-39871) filed on July 21, 2025).

## Signatures
- RA Capital Management, L.P.: /s/ Peter Kolchinsky, By Peter Kolchinsky, Authorized Signatory (10/03/2025)
- Peter Kolchinsky: /s/ Peter Kolchinsky, Peter Kolchinsky (10/03/2025)
- Rajeev Shah: /s/ Rajeev Shah, Rajeev Shah (10/03/2025)
- RA Capital Healthcare Fund, L.P.: /s/ Peter Kolchinsky, By RA Capital Healthcare Fund GP, LLC, its General Partner, By Peter Kolchinsky, Manager (10/03/2025)